Via Facsimile and U.S. Mail
Mail Stop 6010

November 19, 2008

Steven P. Rasche
Chief Financial Officer
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario L4W 5M8

Re: TLC Vision Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Number: 000-29302

Dear Mr. Rasche:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief